UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

“BBVA, S.A.”, pursuant to the provisions of article 82 of the Spanish
Securities Market Act, proceeds by means of the present document to notify the following:

                    THIRD INTERIM DIVIDEND FOR YEAR 2005

The BBVA Board of Directors in its meeting held today, has approved the distribution, as third gross interim dividend against 2005 results, of euros
0.115 for each of all current issued shares, which is a 15% increase with regard to the 2004 third interim dividend. This interim dividend will be paid as of January 10th, 2006.

Gross dividend: 0.115 euros per share.
Net Dividend: 0.09775 euros per share (withholding tax rate 15%)
Ex-dividend day: Tuesday, January 10th 2006

The dividend will be paid according to the regulations applicable to the depositary entities, using the means that IBERCLEAR provides to such entities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 20, 2005	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.